Exhibit 99.1

Quhuo Announces Changes to Board of Directors

BEIJING, China, June 1, 2021 (GLOBE NEWSWIRE) — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced that Mr. Shuyi Yang has resigned from his position as a vice president and as a member of the board of directors (the “Board”), effective on March 15 and June 1, 2021, respectively. The resignation of Mr. Yang did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices. Ms. Wenting Ji, the chief financial officer of Quhuo, has been appointed as a director of the Board, effective on June 1, 2021.

Leslie Yu, Chairman and Chief Executive Officer of Quhuo, commented, “On behalf of the Board, I would like to express my sincere gratitude to Mr. Yang for his valuable contributions to Quhuo. We wish him continued success in his future endeavors.”

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com